FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

February 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 6 to Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-269469

Ladies and Gentlemen:

We have received your comments to our Amendment No. 6 to the Registration Statement on Form F-1 filed on December 27, 2023. We are filing Amendment No. 7 to the Registration Statement simultaneously with this correspondence to address your comments. We also respectfully advise the Staff that we are submitting a Waiver and Representation letter filed as Exhibit 99.3 pursuant to Item 8.A.4 of Form 20-F. as our accounting staff and auditors do not expect updated financials to be ready prior to April 1, 2024.

Amendment No. 6 to Registration Statement on Form F-1 filed December 27, 2023

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023. Compensation of Directors and Executive Officers, page 93

We have revised the compensation disclosure to include compensation received in 2023, as requested, on page 93.

Exhibits

2.	It is unclear why there is a reference on page 1 of the opinion filed as exhibit 99.2 to “the Form F-1 registration statement to be dated 22 December 2023” instead of to Amendment No. 6 to the Form F-1 registration statement filed on December 27, 2023. Please advise or revise accordingly.

We have provided an updated opinion filed as Exhibit 99.2 that is dated the same date as the Form F-1 registration statement.

3.	Please tell us with specificity where the opinion filed as exhibit 99.2 was revised in response to the last two sentences of prior comment 1.

The last two sentences of the prior comment said “…paragraph 10 states that it is the counsel’s opinion that the “Relevant Statements” are fairly summarized. Revise to state that those statements are counsel’s opinion.” We respectfully advise that to address your prior comment Singapore counsel has revised the legal opinion. It now provides that it is the opinion of Singapore counsel that the summaries of Singapore law and regulatory matters provided are true and accurate in all material respects., which revised opinion has been filed as Exhibit 99.2.

4.	We note your response to the second sentence of prior comment 1. Please clarify the reference to “Section 78 of the Securities Act or the Rules or Regulations of the Commissions promulgated thereunder” on page 5 of the revised opinion filed as exhibit 99.2.

The reference has been corrected to “Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder” in the revised opinion filed as Exhibit 99.2.

General

5.	The cover page of the resale prospectus refers to a different amount of shares to be resold than is disclosed elsewhere, including under Explanatory Note. Please revise.

We respectually advise that we have updated the cover page of the resale prospectus to correct the number of resale shares to be offered.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood